NEWS RELEASE

July 20, 2007
Shares Issued and Outstanding: 34,762,878
TSX: NOM

Norsemont Mining Closes C$7.92 million Private Placement

Proceeds to be used to advance exploration and development of the Constancia Copper/Molybdenum/Silver Project

Vancouver, July 20, 2007 – Norsemont Mining Inc. (the “Company”) (TSX: NOM) is pleased to announce that it has closed a non-brokered private placement of 4,950,000 Units at a price of C$1.60 per Unit, raising gross proceeds of C$7,920,000. Each Unit consists of one common share and one-half of one common-share purchase warrant. Each whole common-share purchase warrant entitles the holder, on exercise, to acquire one additional common share of the Company at an exercise price of C$1.95 per share at any time until the close of business on the day which is two years from the date of issuance of the warrant. The securities issued under the private placement are subject to a four month hold period expiring November 20, 2007. The size of the private placement was reduced from the previously announced C$9 million to C$7.92 million in order to conform to securities regulations.

The Sentient Group, currently the largest shareholder in the Company, purchased C$2 million from the private placement.

The proceeds from the private placement will be used primarily to fund the exploration and development of the Constancia Project and for general working capital purposes.

The securities sold have not, nor will they be registered under the United States Securities Act of 1933, as amended or applicable state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of a U.S. person, as such term is defined in Regulation S under the U.S. Securities Act, registration or an applicable exemption from U.S. federal and state registration requirements. This release does not constitute an offer for sale of securities in the United States.

About Norsemont Mining
Norsemont Mining is a Canadian exploration company exploring the Constancia Cu-Au-Mo deposit in Peru, which has been optioned from Rio Tinto Plc.

ON BEHALF OF THE BOARD OF DIRECTORS

NORSEMONT MINING INC.

“Patrick Evans”
Patrick Evans
CEO

For more information please contact:

Dennis Nenadic, Investor Relations
Phone:	604-669-9788 X 103	E-Mail:	investors@norsemont.com
Fax:	604-669-9768	Web Site:	www.norsemont.com

# 507 – 700 West Pender St., Vancouver, B.C. V6C 1G8
Tel: 604-669-9788 Fax: 604-669-9768